Mail Stop 4561

September 18, 2008

Mr. Richard P. Conway
Principal Financial Officer
DSI Realty Income Fund VI
6700 E. Pacific Coast Highway
Long Beach, CA  90803

> **Re:    DSI Realty Income Fund VI**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 2-68926**

Dear Mr. Conway:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief